April 20, 2012

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for Fiscal Year Ended December 31, 2010 Filed April 1, 2011 File No. 001-10110

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

Thank you for your letter dated March 23, 2012, in response to our letter dated March 6, 2012, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s March 23, 2012 comment letter in bold text.

In addition, we set forth in Annex B the further explanation requested by Celia Soehner and Michael Seaman of the Staff in a conference call held with the Company on March 28, 2012.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-5928 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Eduardo Ávila Zaragoza
Eduardo Ávila Zaragoza Chief Accounting Officer

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 9

1.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, currently is unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include a risk factor similar to that included below, updated as appropriate, in future 20-F filings:

“The Public Company Accounting Oversight Board (PCAOB) is currently unable to conduct inspections of our independent registered public accounting firm’s audits and quality controls.

Our independent registered public accounting firm, Deloitte, S.L., is registered with the PCAOB.

Deloitte, S.L. is required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. However, because our auditor is located in Spain, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Spanish authorities, our auditor is currently not undergoing such PCAOB inspections.

Inspections of other firms that the PCAOB has conducted outside Spain have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in Spain prevents the PCAOB from evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Accordingly, although our Consolidated Financial Statements were audited in accordance with the standards set forth by the PCAOB, the inability of the PCAOB to conduct inspections of auditors in Spain makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared with auditors outside of Spain that are subject to PCAOB inspections.”

A substantial portion of our customer base is particularly sensitive…, page 11

2.
We note from your response to prior comment one that you intend to eliminate the risk factor referenced in comment three of our letter dated September 28, 2011. We also note from your response that lending to those customers that you previously identified as having a higher degree of risk totaled 20 percent of total loans and receivables to customers in Spain for the fiscal year ended December 31, 2011. As such, we are unable to concur that eliminating the risk factor is a satisfactory response to our comments and we reissue comment three from our letter dated September 28, 2011.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, within the risk factors in future 20-F filings:

“Our loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy in 2011, 2010 and 2009. In particular, a portion of our loan portfolio consists of residential mortgages and consumer loans to low- and lower middle-income customers and commercial loans to medium- and small-sized companies. As of December 31, 2011, loans to low- and lower middle-income customers and medium- and small-sized companies amounted to approximately 14% and 6%, respectively, of our total loans and receivables to customers in Spain. These groups may be more affected by periods of slowdown in economic activity and, consequently, we may experience higher levels of past due amounts with respect to such groups, which could result in higher levels of allowance for loan losses.”

Item 19. Exhibits, page 182

3.	We note your response to prior comment six and additionally note the following:

•	your disclosure on page four of your Form 20-F where you indicate that success of the Garanti acquisition could cause actual results to differ materially from those in forward-looking statements;

•	that you have identified several material risks in connection with the Garanti acquisition on pages 17-19; and

•
the disclosure in your November 4, 2010 prospectus supplement that you expect the acquisition “to significantly transform the structure of the BBVA Group, by significantly increasing the geographical diversification of [your] sources of income.”

Accordingly, we are unable to concur with your conclusion that you are not required to file these agreements as exhibits to your Form 20-F, and reissue prior comment six.

Response:

We supplementally advise the Staff that in light of the Staff’s comments we will file the following agreements with respect to the Türkiye Garanti Bankası A.Ş. acquisition as exhibits to our Form 20-F for the year ended December 31, 2011: (i) the Share Purchase Agreement entered into between the Company and Doğuş Holding A.Ş. on November 1, 2010; (ii) the Share Purchase Agreement entered into between the Company, General Electric Capital Corporation and GE Araştırma ve Müşavirlik Limited Şirketi on November 1, 2010; and (iii) the Shareholders’ Agreement entered into between the Company, Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret, A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 1, 2010. We intend to seek confidential treatment with respect to certain sections of the Shareholders’ Agreement.

Form 6-K furnished October 27, 2011

Provision and others, page 11

4.	Please address the following related to your response to prior comment 11.

•
Address our fourth bullet of prior comment 11 in greater detail by telling us and disclosing how write-downs recognized on real estate inventory transactions are considered in your determination of the appropriate level of allowance for loan losses (both individually assessed and collectively assessed) for other loans with similar collateral. Specifically, discuss whether you consider the volume of properties and related losses on properties acquired in this manner in your determination of the probability of default and in updated LTVs used to determine the loss given default and if so, describe how. If not, tell us why not.

Response:

As indicated in our response to prior comment 11 and our proposed disclosure included therewith, when we purchase a property from a borrower in distress, such property is measured at the lower of the related loan carrying amount and the fair value of the property less costs to sell, and is accounted for as inventory, which is subject to impairment testing. If at the time of our purchase of a property its fair value less costs to sell is lower than the related loan carrying amount, such “negative difference” is charged to the income statement under the line item “Impairment losses on other assets (net)” for the period. Fair value for these purposes is determined based on the most recent available market prices based on independent appraisals.

The level of allowance for loan losses (both individually and collectively assessed) for other loans with similar collateral is affected by such transactions, including the volumes thereof, in two principal ways:

First, prior to our purchase of the properties, we record on the balance sheet the related loans as past-due or impaired loans, as appropriate in each case. As a result, our internal models assign a higher probability of default for these loans and the level of allowance for loan losses associated with them is higher. Additionally, our internal models record these historical statistical data as a worsening of the risk of these types of loans and increase the probability of default associated with similar loans, thereby increasing the level of allowance for loan losses required with respect to such similar loans.

Second, after our purchase of the properties, the related losses on these transactions are an indicator of a decline in values for other similar collateral. Therefore, the LTV ratios associated with the loan portfolio increase and our internal models increase the loss given default in connection with the worsening of the LTV ratios.

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include explanatory disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“We assign a probability of default of 100% when a borrower misses a payment by 90 days or more or when amounts owed are otherwise classified as past due, for example, because there are doubts as to the solvency of a counterparty. Once the probability of default is calculated, our models estimate the allowance for loan losses taking into account the LGD, which depends mainly on the characteristics of the counterparty and the valuation of the guarantees and collateral associated with the related transaction. In order to calculate the LGD at each balance sheet date, we evaluate the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, we take into account declines in property values which could affect the value of such collateral, mainly in Spain) and its estimated cost of sale. In the event of a default, we become contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and recognize the collateral at its fair value. After the initial recognition of these non-current assets classified as held for sale or inventories, they are measured at the lower of their carrying amount and their fair value less their estimated cost of sale.”

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In your response, you state that any negative differences between the loan carrying amount and the fair value less costs to sell is charged to the income statement. Please tell us and disclose in which line item you record these charges. Quantify the amount you have recorded in your income statement related to these negative differences for each period presented and disclose this information in future filings, if material.

Response:

As discussed above, if at the time of our purchase of a property its fair value less costs to sell is lower than the related loan carrying amount, such “negative difference” is charged to the income statement under the line item “Impairment losses on other assets (net)” for the period. We will include additional disclosure (changes underlined) to that included below, updated as appropriate, to clarify this in future 20-F filings:

“Properties purchased from borrowers in distress are measured, at the acquisition date and subsequent period, at the lower of their related loan carrying amount and the fair value of the property acquired less costs to sell. The ~~Any negative~~ differences resulting if the fair value less costs to sell is lower than the loan carrying amounts recorded on the balance sheet ~~between such amounts~~ is charged to the line item “Impairment losses on other assets (net)” in the income statement of the period.”

We supplementally advise the Staff that for the years 2011, 2010 and 2009, the aggregate amounts recorded in our income statement related to these differences were not material. We acknowledge the Staff’s comment and we undertake to disclose this information in future filings, if material.

•
If you do not record these charges within your impairment losses on financial assets – loans and receivables, please tell us how you determined that these differences were not due to credit losses given the distressed nature of the borrowers you have acquired the property from.

Response:

As discussed above, we do not record these charges within our impairment losses on financial assets – loans and receivables. Rather, we record them in the line item “Impairment losses on other assets (net)” in the income statement of the period in which the purchase is made. These differences, which as discussed above were not material for the years 2011, 2010 and 2009, are not included within the credit losses given that the related loans have been written-off and the related properties have been recognized on the balance sheet.

•
If you do not record these charges within your impairment losses on financial assets – loans and receivables, please discuss the impact they would have had on your level of charge-offs and other related credit ratios if you had included them.

Response:

As discussed above, for the years 2011, 2010 and 2009, the aggregate amounts recorded in our income statement related to these differences were not material. We supplementally advise the Staff that had we included these differences in our impairment losses on financial assets – loans and receivables, the impact on our level of charge-offs (€27 million compared with the €4,226 million recorded in impairment losses on financial assets for the year 2011; €28 million compared with the €4,718 million recorded in impairment losses on financial assets for the year 2010; and €46 million compared with the €5,473 million recorded in impairment losses on financial assets for the year 2009) and related credit ratios would not be significant.

5.
Refer to your response to prior comment 12 and your disclosure on page 12 of the Form 6-K furnished on February 3, 2012 that a negative EUR665 million was recorded, corresponding to provisions made for real estate and foreclosed assets with the aim of maintaining coverage above 30 percent. If true, please confirm to us and revise your disclosure in future filings to state that your impairment provisions for real estate and foreclosed assets, necessary to achieve the disclosed coverage percentages, were based on the outcome of recent transactions for similar assets in order to calculate net realizable value for real estate held as inventory and fair value less cost to sell for foreclosed assets. Additionally, please tell us whether there are material differences in measuring these assets at net realizable value compared to fair value less cost to sell, and refer to paragraph 7 of IAS 2.

Response:

We supplementally advise the Staff that our impairment provisions for real estate and foreclosed assets were not made with a view to achieving a determined coverage percentage. Rather, the 30 percent coverage ratio was the average ratio for the whole asset portfolio obtained from our internal model estimate (based on the most recent available estimates by independent appraisals, which are no older than one year and which, among other criteria, take into account the outcome of recent transactions for similar assets) in order to calculate net realizable value for real estate held as inventory and fair value less cost to sell for foreclosed assets.

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include explanatory disclosure related to the coverage ratio in future 20-F filings to the extent it is discussed.

Additionally, we confirm that there are no material differences in measuring these assets at net realizable value compared to fair value less cost to sell, as required by paragraph 7 of IAS 2.

Form 6-K furnished February 7, 2012

6.	We note your discussion regarding the preliminary impact of the 2/2012 Royal Decree. Please address the following.

•
On slide 10, you disclose the financial impact on 2012 profit and loss due to the Royal Decree. Confirm whether these provisions on loans and real estate are or will be recorded in your financial statements issued in accordance with IFRS as issued by the IASB in either 2011 or 2012. If they will be recorded in accordance with IFRS as issued by the IASB, discuss how the impairment losses on loans and real estate are calculated, and explain how both the timing and amount of the impairments comply with paragraphs 63 and 64 of IAS 39 and paragraphs 25 through 28 of IAS 36. If you record the entire provision related to the Royal Decree in 2012, please tell us the specific impairment events resulting in this provision that occurred subsequent to December 31, 2011 and were not present at December 31, 2011.

•
Your disclosure that the full charge will be absorbed by December 31, 2012 appears to indicate that you plan to record this impairment over the course of fiscal year 2012. If so, please tell us how you concluded that the timing of these charges in the interim periods of 2012 will comply with IAS 36 and IAS 39. Specifically confirm whether the impairments to be recorded in the interim periods of 2012 will be based on actual outcomes of similar property sales and conditions existing at the end of each interim reporting period.

•
Quantify the amount of impairment losses taken in the fourth quarter of 2011 as disclosed in Form 6-K furnished on February 3, 2012 that are related to the Royal Decree. You state on page 7 that “impairment losses on financial assets were up over the quarter, basically due to the increase of the Group’s loan loss provisions, which took advantage of the higher revenue,” and on page 12 you note that the increase in the fourth quarter general loan loss provision was “aimed at taking advantage of the higher revenue over the last three months of the year.” Your disclosure appears to indicate that the timing of these charges was based on increased revenue available to offset the charges rather than actual changes in credit conditions. Please explain to us what this disclosure means, and specifically address how the timing and amount of this impairment loss complies with paragraphs AG87 and AG91 of IAS 39.

Response:

We supplementally advise the Staff that, as of and for the year ended December 31, 2011, our assets related to the real estate sector in Spain showed impairment. According to our internal model estimate, we reflected the extent of the impairment of those assets in our financial statements as of and for the year ended December 31, 2011 in accordance with IFRS as issued by the IASB as required by paragraphs 63 and 64 of IAS 39, in the case of real estate collateralized loans, by paragraph 20 of IFRS 5, in the case of foreclosed assets, and by paragraph 34 of IAS 2, in the case of inventories.

Royal Decree-law 2/2012 of 3 February, on the banking sector reform (the “Royal Decree”), was published in Spain’s State Official Gazette and entered into force on February 4, 2012. Among other measures, the Royal Decree increases the coverage requirements for certain real estate assets on the balance sheets of credit institutions as at December 31, 2011. We anticipate that credit institutions will attempt to accelerate sales of real estate assets in Spain during 2012 in light of the Royal Decree, rather than comply with such increased coverage requirements, by reducing prices, which we expect will result in a decline in overall real estate prices.

In our Form 6-K furnished on February 7, 2012, we included a preliminary estimate of the possible impact, based on our assets as of December 31, 2011, we expect declining real estate prices in Spain will have on our financial statements as of and for the year ended December 31, 2012, assuming the full extent of the expected decline in real estate prices occurs during 2012. The actual impact on our financial statements of any decline in real estate prices resulting from the Royal Decree will be determined based on our internal model estimate and may be different from such preliminary estimate. In particular, we confirm to the Staff that as of and for the year ended December 31, 2012, and as of and for the interim periods during such year, we will continue to record impairment of our assets in our financial statements in accordance with IFRS as issued by the IASB according to our internal model estimate, which is based on the most recent available estimates by independent appraisals, and which, among other criteria, take into account actual outcomes of similar property sales and conditions. Consequently, we confirm to the Staff that the impairment of our assets to be recorded in the interim periods of 2012 will be based on estimates by independent appraisals and actual outcomes of similar property sales and conditions at the end of each interim reporting period.

We supplementally advise the Staff that we did not record impairment related to the Royal Decree in our financial statements as of December 31, 2011 or for the quarter or year then-ended. We clarify for the Staff that in the statements referred to by the Staff we intended to express that the group's loan loss provisions increased during a period when revenues also increased, rather than imply a relationship between loan loss provisions and revenues. We confirm to the Staff that the amount of our loan loss provisions recorded during the quarter ended December 31, 2011 was based on our internal model estimate, rather than increased revenues.

ANNEX B

In a conference call held on March 28, 2012 with Celia Soehner and Michael Seaman of the Staff, the Staff requested that we provide additional information regarding our disclosure controls and procedures.

Pursuant to Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Main Elements of our Disclosure Controls and Procedures

Our disclosure controls and procedures are comprised of our internal control over financial reporting as well as other procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported on a timely basis, including the following procedures:

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As required by Rule 15d-15(f) under the Exchange Act, our internal control over financial reporting includes policies and procedures that seek to (i) maintain records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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The principles behind our internal control over financial reporting, which also inspire the rest of our disclosure controls and procedures, are consistent with the five components to internal controls set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Controls-Integrated Framework:

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Control environment: including the integrity, ethical values and competence of the Company’s officers and employees, management’s philosophy and operating style; the manner in which management assigns authority and responsibility and organizes and develops the Company’s employees; and the attention and direction provided by the Company’s Board of Directors.

•	Risk assessment: including the identification and analysis of relevant risks to achievement of accurate and timely disclosure, forming a basis for determining how the risks should be managed.

•	Control activities: which ensure that necessary actions are taken to address risks to achievement of the objectives.

•	Information and communication: including steps that ensure information is delivered and communication provided down, across and up the organization.

•	Monitoring: to assess the quality of the system over time through ongoing monitoring and separate evaluations, including through regular management supervision, with report of deficiencies upstream.

We apply the above principles on an ongoing basis in order to help ensure that the information required to be disclosed by us is recorded, processed, summarized and reported on a timely basis.

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Our strong corporate culture and the required adherence by all of our employees to our Code of Ethics and Conduct form an integral part of our disclosure controls and procedures. In particular, our senior management provides oversight over our disclosure controls and procedures and sets a “tone from the top” that compliance with disclosure controls and procedures is important.

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Reports on Form 20-F and certain reports on Form 6-K.  The preparation of our annual reports on Form 20-F, our Form 6-K submissions containing our unaudited interim consolidated financial statements for the six-month interim period and certain other Form 6-K submissions containing other interim financial information is managed by our Global Accounting Department under the supervision of our Chief Accounting Officer, which coordinates the information provided by various departments of the Company.

As part of the preparation process of our Form 20-F filings, specific requests are made to the departments responsible for each section of our annual reports to provide updated information pertaining to their respective area of expertise. Information provided in response to such requests is then consolidated by our Global Accounting Department. Our Global Accounting Department also performs a quality control function to ensure that all information is provided on a consistent basis and in accordance with applicable requirements. The Global Accounting Department convenes ad hoc meetings to discuss new disclosure requirements or particular disclosure items, as appropriate. It circulates draft disclosure to the relevant departments and each such department reviews the disclosure for which it is responsible, and may also be provided with other disclosure. In addition to commenting on the proposed disclosure, these departments may request that the proposed disclosure be reviewed by additional personnel with appropriate knowledge and expertise, or that a meeting be convened to discuss proposed disclosure in a broader forum. Our Form 20-F filings are also reviewed by our external auditors and legal advisors. Revised drafts of the proposed disclosure are prepared and recirculated by our Global Accounting Department in order to arrive at a final document to be filed with the SEC. A similar process is followed with respect to our Form 6-K submissions containing our unaudited interim consolidated financial statements for the six-month interim period and certain other Form 6-K submissions containing other interim financial information, although they typically require the involvement of a fewer number of departments.

In addition, Form 20-F filings require a sub-certification process whereby key financial, accounting, internal audit, legal and operating officers, of both the Company and each of its reporting segments, complete, sign and submit a certification that is pertinent to potentially reportable information and to the effective operation of both the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures.

Our Form 20-F filings and our Form 6-K submissions containing our unaudited interim consolidated financial statements for the six-month interim period are reviewed by our Audit and Compliance Committee. Our Audit and Compliance Committee also reviews certain interim financial statements and certain other financial information prior to its release.

All Form 20-F filings, Form 6-K submissions containing our unaudited interim consolidated financial statements for the six-month interim period and certain other Form 6-K submissions containing other interim financial information are EDGARized by an external financial printer. Proofs of EDGAR filings and submissions are reviewed by our Global Accounting Department, which may request that they also be reviewed by personnel of other departments, as it deems appropriate. Our Global Accounting Department is responsible for approving the form of the filing or submission, as the case may be, and effecting such filing or submission through the external financial printer.

Upon the filing of a Form 20-F with the SEC, we take, among others, the following steps: (i) make such Form 20-F available on our website, and (ii) issue a press release which states that the Form 20-F has been filed with the SEC, includes the Company’s website address and indicates that shareholders have the ability to receive a hard copy of the complete audited financial statements free of charge upon request. Pursuant to our internal disclosure procedures, the information included in our Form 6-K submissions containing our unaudited interim consolidated financial statements for the six-month interim period and other Form 6-K submissions containing other interim financial information, is also published on our website.

•	Rest of reports on Form 6-K. In accordance with Spanish regulation, we are required to publish and disseminate all information that is considered to be relevant.

Information is considered to be relevant when its knowledge may influence a reasonable investor in buying or selling a security or financial product and, as a result, may influence in a considerable manner the price in the secondary market of such security or product. Our general policy is to report to stock exchanges where our shares (including in the form of ADSs) are listed and other relevant securities authorities, including the SEC, all information that is reported to the Spanish securities regulator (Comisión Nacional del Mercado de Valores). The procedures we follow in connection with the elaboration and reporting of this information to the Spanish securities regulator and, promptly thereafter, to such stock exchanges and other relevant securities authorities are described below.

Our Corporate Legal Services Department is responsible for ensuring timely and accurate disclosure of reportable information to the Spanish securities regulator.

Our Corporate Legal Services Department as well as the departments, units or employees of the Group which generate information that may require to be reported (including our Global Accounting Department, Finance Department, General Secretary, Legal Services, Business Areas and subsidiaries) follow our internal disclosure procedures. These procedures set forth criteria for identifying information required to be publicly reported and establish the steps to be followed in order to process, summarize and report such information.

In accordance with these procedures, in processing and summarizing reportable information, our Corporate Legal Services Department works together with the department, unit or employee which has generated such information. In addition, our Corporate Legal Services Department may require that the information be evaluated -and any summary thereof reviewed- by personnel of other departments, or the Company’s external auditors and legal advisors, as it deems appropriate.

Once information required to be publicly disclosed has been processed and summarized, under the supervision of the Head of Legal Services, it is reported to the Spanish securities regulator by our Corporate Legal Services Department. A copy of such information, both in English and Spanish, is concurrently sent by our Corporate Legal Services Department to our Investor Relations Department, which is responsible for reporting such information to stock exchanges where our shares (including in the form of ADSs) are listed and other relevant securities authorities, including the SEC in the form of a Form 6-K. In addition, pursuant to our internal disclosure procedures, our Investor Relations Department publishes this information on our website, both in English and Spanish.

Our Investor Relations Department submits the Form 6-K containing such information to the SEC through a software we obtained from an external financial printer or, more recently, through an external financial printer. Our Investor Relations Department is responsible for approving the form of the Form 6-K submission and effecting its submission. Screenshots of all reports submitted to the SEC using the software we obtained from an external financial printer (as shown by the program used to make such submissions), as well as the automatic receipt confirmations received from the SEC upon making such submissions, are saved in our hard-drives.

Filings and Submissions made in 2011 and 2012 (through April 18, 2012)

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We made 50 Form 6-K filings and submissions under the Exchange Act during 2011, and a further 23 Form 6-K submissions under the Exchange Act during 2012 through April 18, 2012 (excluding re-submissions and amendments to submissions).

•	We have not detected any material errors in the recording, processing or summarizing of reportable information in any of our filings or submissions made during the above period.

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Further, no errors were detected in the reporting of this information to the Spanish and other relevant authorities outside the United States, including in the timeliness of the reporting of such information, or in how and to what extent such information was otherwise broadly disseminated through press releases or our website, as appropriate.

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With respect to our reporting of this information to the SEC, we followed our customary disclosure controls and procedures for preparing and submitting Forms 6-K set forth above. In particular, when approving the form of the submission and effecting it through the software obtained from an external financial printer, the onscreen display of the form of submission showed Forms 6-K with attachments. However, due to a technical anomaly resulting from the possible defective use of the software used to make these submissions, certain of such submissions made during 2011 and 2012 did not include certain attachments to the relevant Form 6-K. As part of our disclosure controls and procedures, the team responsible for making these submissions saved in our hard-drives screenshots of all reports submitted to the SEC (as shown by the program used to make the submissions). Such screenshots displayed Forms 6-K with attachments. Such team also received an automatic receipt confirmation from the SEC with respect to each such submission, and saved such receipt in our hard-drives. None of our Forms 6-K submitted through an external financial printer omitted any attachments.

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The most significant filings or submissions made during 2011 were our 2010 Form 20-F, which was filed on April 1, 2011, and the current report on Form 6-K furnished to the SEC on October 14, 2011, which contained our unaudited interim consolidated financial statements for the six-month period ended June 30, 2011 and an unaudited quantitative reconciliation of net income attributed to parent company for the period and shareholders’ equity to U.S. GAAP. We have not detected any material errors in the recording, processing or summarizing of reportable information in these documents, and each of these documents was filed or furnished, as the case may be, on a timely basis.

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None of the Form 6-K submissions made in 2011 or 2012 which inadvertently omitted an exhibit contained information which was not disseminated on a timely and complete basis through press releases, our website or the website of certain regulatory authorities, as appropriate.

Commitment to Maintain Effective Disclosure Controls and Procedures

We would note the following steps taken by the Company to further bolster and strengthen our disclosure controls and procedures during 2012:

•	We have conducted further training of the relevant personnel in the use of the software we have historically used to make submissions.

•	We have recently begun utilizing exclusively external financial printers to make our SEC filings and submissions.

•	We have implemented certain procedural changes in our filing process with the aim of minimizing the risk of human or technical errors in future submissions.

•	We have separated certain functions and implemented certain cross-checking procedures in order to minimize the risk of human or technical errors in future submissions.

•	The matter has been communicated to all departments involved in the preparation of SEC submissions.

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In consideration of all the above, we believe that there is a sufficient basis to conclude that our disclosure controls and procedures were effective as of December 31, 2011 at a reasonable assurance level.